EXHIBIT 5.E.

EXPENSES

     Expenses, other than underwriting discounts and commissions, payable by JFM in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JP¥ 114.72 = US$1.00 the noon buying rate for yen on April 26, 2006, as reported by the Federal Reserve Bank of New York):

Securities and Exchange Commission registration fee	$18,483
Fiscal Agent’s fee, including printing and engraving Bonds	234,266
Printing expenses	46,149
Legal fees and expenses	291,763
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	170,309

Total	$760,970